Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267313

Prospectus Supplement No. 8

(to prospectus dated December 5, 2022)

View, Inc.

166,172,262 Shares of Class A common stock

366,666 Warrants to Purchase Class A common stock

20,305,462 Shares of Class A common stock underlying warrants

20,726,666 Shares of Class A common stock underlying options

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 5, 2022 (as supplemented to date, the “Prospectus”), related to: (1) the issuance by us of an aggregate of up to 41,032,128 shares of our Class A common stock, $0.0001 par value per share (the “Class A common stock”), issuable upon the exercise of Private Placement Warrants, Public Warrants, Rollover Warrants and Rollover Options (each, as defined in the Prospectus) and (2) the offer and sale, from time to time, by the selling holders identified in the Prospectus, or their permitted transferees, of up to 166,172,262 shares of Class A common stock and up to 366,666 Private Placement Warrants, with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock and warrants are traded on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) under the symbols “VIEW” and “VIEWW”, respectively. On March 28, 2023, the closing price of our Class A common stock was $0.53 per share and the closing price of our warrants was $0.03 per warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 14 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 29, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 29, 2023 (March 28, 2023)

View, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39470	84-3235065
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

195 South Milpitas Blvd.

Milpitas, California, 95035

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (408) 263-9200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	VIEW	The Nasdaq Global Market
Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	VIEWW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition

On March 29, 2023, View, Inc. (the “Company” or “View”) issued a press release announcing its financial results for the fiscal year ended December 31, 2022. A copy of the press release is furnished as Exhibit 99.1 to this report and incorporated by reference herein.

In accordance with General Instruction B.2 of Form 8-K, the information in this Current Report on Form 8-K, including Exhibit 99.1 hereto, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 2.05	Costs Associated with Exit or Disposal Activities.

On March 27, 2023, the Board of Directors of the Company (the “Board”) approved a restructuring plan to reduce structural costs, including with respect to the Company’s workforce (the “Plan”). Pursuant to the Plan, the Company expects to decrease overall headcount by approximately 170 employees, which represents approximately 23% of full-time employees as of March 28, 2023. The reduction in workforce is expected to be substantially implemented in March 2023.

The implementation of the Plan is expected to reduce expenses by approximately $23 million over the next 12 months. All employees affected by the reduction in workforce will be eligible to receive, among other things, severance payments based on the applicable employee’s level at the Company and the continuation of benefits for a specified time period post-termination. Each affected employee’s eligibility for severance benefits is contingent upon such employee’s execution of a separation agreement, which includes a general release of claims against the Company.

The Company expects to incur a one-time charge of approximately $5 million in the first quarter of 2023 related to the Plan, consisting primarily of one-time severance payments upon termination of the employees impacted by the reduction in workforce and continued benefits for a specific period of time with related cash payments expected to be substantially paid out by April 30, 2023. The Company expects such payments to be the only direct expense of the Plan. The Company does not expect to recognize a stock-based compensation expense for impacted employees related to vested awards and does not anticipate modifying the affected employees’ stock awards in a manner that would result in additional expenses. The estimated charges that the Company expects to incur in connection with, or as a result of, the reduction in workforce and the Plan, are subject to a number of assumptions, and actual results may differ materially.

The Company may also incur additional costs not currently contemplated due to unanticipated events that may occur as a result of, or that are associated with, the Plan.

Forward-Looking Statements

This Current Report on Form 8-K and certain materials View files with the U.S. Securities and Exchange Commission, as well as information included in oral statements or other written statements made or to be made by View, other than statements of historical fact, contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on current expectations, estimates, assumptions, projections and management’s beliefs, that are subject to change. There can be no assurance that these forward-looking statements will be achieved; these statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, many of which are beyond View’s control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. View’s business is subject to a number of risks which are described more fully in View’s Annual Report on Form 10-K for the year ended December 31, 2021, and its subsequent Quarterly Reports on Form 10-Q. View undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press release, dated March 29, 2023, issued by View, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIEW, INC.

Date: March 29, 2023	By:	/s/ Bill Krause
	Name:	Bill Krause
	Title:	Chief Legal Officer

Exhibit 99.1

View Announces Q4 2022 and Full Year 2022 Earnings

Q4 2022 and Full-Year Highlights

•

Annual revenue of $101 million, exceeding $100 million for the first time in View’s history, representing 37% year-over-year growth compared to annual revenue of $74 million in 2021 and within management guidance of $100 to $110 million.

•	Record revenues of $44 million for Q4 2022, representing 56% year-over-year growth compared to $28 million in Q4 2021.

•

As of January 1, 2023, View Smart Windows qualify for the Investment Tax Credit (ITC), a 30% to 50% U.S. Federal tax credit intended to drive widespread adoption of smart windows, similar to solar, wind and stand-alone storage technologies.

•	View launched its residential product offering to capitalize on the large and growing opportunity for smart windows in the multi-family sector.

•	View completed a $212 million financing through the sale of convertible senior notes to support View’s continued growth and path to profitability.

•	View ended Q4 2022 with $198 million of cash, cash equivalents, and short-term investments.

Milpitas, CA, March 29, 2023: View, Inc. (Nasdaq: VIEW) (“View” or the “Company”), a leader in smart building technologies, today announced financial results for the fourth quarter and full year 2022.

“The View team delivered a record year in 2022, achieving $100 million revenue for the first time in the Company’s history,” said Dr. Rao Mulpuri, CEO of View. “This is a significant milestone not only for View but for the industry’s continued march towards more sustainable and healthier buildings. We are redoubling our focus to achieve our profitability milestones and have taken proactive measures to reduce our structural costs while benefiting from economies of scale as we continue to grow the business.”

2022 Results

2022 revenue of $101 million represents a 37% year-over-year increase from 2021 revenue of $74 million, due to growth in Smart Building Platform and Smart Building Technologies. This strong growth was driven by the Company’s recent success in multi-family residential buildings, continued strength in airports, and repeat purchases from existing customers.

2022 cost of revenues of $203 million represents a 4% year-over-year increase from 2021 cost of revenues of $195 million, as higher costs associated with support for increased Smart Building Platform revenues and higher production requirements was mostly offset by a decrease in new contract loss accruals and factory cost savings initiatives. Cost of revenues continue to decrease as a percentage of revenues, reflecting the benefit of higher revenues over fixed costs.

View incurred $70 million in Research and Development expenses in 2022, a decrease of 25% from $93 million in 2021, primarily driven by a reduction in depreciation related to a one-time charge taken in 2021.

View incurred $160 million in Selling, General and Administrative expenses in 2022, an increase of 22% from $131 million in 2021, primarily due to an increase in legal, consulting and accounting expenses, an increase in non-cash Employee Stock Based Compensation expense, and an increased investment in sales support for the growing business.

Liquidity, Restructuring and Cost Reduction

In Q4 2022, View completed a $212 million financing through the sale of convertible senior notes and ended the year with $198 million of cash, cash equivalents, and short-term investments. View has also taken steps to pursue greater efficiency and lower its structural costs. The Company expects these actions to result in annualized fixed cost and cash savings of approximately $50 million. In the coming year, View intends to continue its focus on growing an efficient business as it progresses on its path to profitability and raising additional capital to support this path.

These statements are forward-looking and actual results may differ materially. Please refer to the Forward-Looking Statements safe harbor below for information on the factors that could cause our actual results to differ materially from these forward-looking statements.

Conference Call and Webcast Details

View will host a conference call to discuss its financial results on March 29, 2023, at 1:30 p.m. Pacific Time / 4:30 p.m. Eastern Time. The live webcast of the call can be accessed at the View Investor Relations website at https://investors.view.com, along with the Company’s earnings press release.

The U.S. dial-in for the call is 1-877-524-8416 (1-412-902-1028 for non-U.S. callers). Callers should ask to join the View, Inc. call. A replay of the conference call will be available for 1 week after the call, while an archived version of the webcast will be available on the View Investor Relations website. The U.S. dial-in for the conference call replay is 1-877-660-6853 (1-201-612-7415 for non-U.S. callers). The replay access code is 13736645.

Forward-Looking Statements

This press release and certain materials View files with the SEC, as well as information included in oral statements or other written statements made or to be made by View, other than statements of historical fact, contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on current expectations, estimates, assumptions, projections, and management’s beliefs, that are subject to change. There can be no assurance that these forward-looking statements will be achieved; these statements are not guarantees of future performance and are subject to certain risks, uncertainties, and other factors, many of which are beyond View’s control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. View’s business is subject to a number of risks, which are described more fully in View’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent filings, including Quarterly Reports on Form 10-Q. View undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Financial Information; Non-GAAP Financial Measures

This press release contains certain financial information and data that was not prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any performance measures derived in accordance with GAAP.

The Company presents these non-GAAP amounts because management believes they provide useful information to management and investors regarding certain financial and business trends relating to View’s financial condition and results of operations, and they assist management and investors in comparing the Company’s performance across reporting periods on a consistent basis. View’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. View believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating operating results and trends in and in comparing View’s financial measures with those of other similar companies, many of which present similar non-GAAP financial measures to investors. View’s management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.

However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore View’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

Reconciliations from GAAP to non-GAAP results are included in the financial statements contained in this release.

About View

View is the leader in smart building technologies that transform buildings to improve human health and experience, reduce energy consumption and carbon emissions, and generate additional revenue for building owners. View Smart Windows use artificial intelligence to automatically adjust in response to outdoor conditions, eliminating the need for blinds and increasing access to natural light. Every View installation includes a cloud-connected smart building platform that can easily be extended to reimagine the occupant experience. View’s products are installed in offices, apartments, airports, hotels, and educational facilities. For more information, please visit: www.view.com.

For further information:

Investors:

Samuel Meehan

View, Inc.

IR@View.com

408-493-1358

VIEW, INC.

Condensed Consolidated Statements of Comprehensive Loss

(unaudited)

(in thousands, except share and per share data)

	Three Months Ended December 31,		Fiscal Year Ended December 31,
	2022	2021	2022	2021
Revenue	$44,238	$28,428	$101,328	$74,007
Costs and expenses:
Cost of revenue	73,938	57,097	203,157	194,714
Research and development	14,163	19,553	70,320	93,477
Selling, general, and administrative	34,800	36,670	159,688	131,214
Impairment of goodwill	9,097	—	9,097	—

Total costs and expenses	131,998	113,320	442,262	419,405

Loss from operations	(87,760)	(84,892)	(340,934)	(345,398)
Interest and other expense (income), net
Interest expense, net	2,602	(17)	2,926	5,889
Other expense (income), net	108	36	367	6,355
Gain on fair value change, net	(773)	(5,865)	(7,285)	(24,290)
Loss on extinguishment of debt	—	—	—	10,018

Interest and other (income) expense, net	1,937	(5,846)	(3,992)	(2,028)

Loss before provision (benefit) for income taxes	(89,697)	(79,046)	(336,942)	(343,370)
Provision (benefit) for income taxes	70	24	147	(392)

Net and comprehensive loss	$(89,767)	$(79,070)	$(337,089)	$(342,978)

Net loss per share, basic and diluted	$(0.41)	$(0.37)	$(1.56)	$(1.97)

Weighted-average shares used in calculation of net loss per share, basic and diluted	218,929,607	212,847,503	215,558,271	173,692,582

VIEW, INC.

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$95,858	$281,081
Short-term investments	102,284	—
Accounts receivable, net of allowances	42,407	30,605
Inventories	17,373	10,267
Prepaid expenses and other current assets	38,297	21,579

Total current assets	296,219	343,532
Property and equipment, net	262,360	268,401
Restricted cash	16,448	16,462
Right-of-use assets	18,485	21,178
Other assets	25,514	29,493

Total assets	$619,026	$679,066

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$21,099	$24,186
Accrued expenses and other current liabilities	72,410	59,456
Accrued compensation	9,799	9,508
Deferred revenue	9,199	11,460

Total current liabilities	112,507	104,610
Debt, non-current	218,837	13,960
Sponsor earn-out liability	506	7,624
Lease liabilities	19,589	22,997
Other liabilities	47,095	50,537

Total liabilities	398,534	199,728
Stockholders’ equity:
Common stock	23	22
Additional paid-in capital	2,814,889	2,736,647
Accumulated deficit	(2,594,420)	(2,257,331)

Total stockholders’ equity	220,492	479,338

Total liabilities and stockholders’ equity	$619,026	$679,066

VIEW, INC.

Condensed Consolidated Statements of Cash Flow

(unaudited)

(in thousands)

	Fiscal Year Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(337,089)	$(342,978)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	23,955	41,757
Loss on extinguishment of debt	—	10,018
Gain on fair value change, net	(7,285)	(24,290)
Stock-based compensation	72,783	73,620
Impairment of goodwill	9,097	—
Other	5,205	1,971
Net changes in operating assets and liabilities	(26,357)	(21,411)

Net cash used in operating activities	(259,691)	(261,313)

Cash flows from investing activities:
Purchases of property and equipment	(15,767)	(26,099)
Purchase of short-term investments	(140,623)	—
Maturities of short-term investments	39,000	—
Disbursement under loan receivable	(6,999)	—
Acquisition, net of cash acquired	—	(4,938)

Net cash used in investing activities	(124,389)	(31,037)

Cash flows from financing activities:
Proceeds from issuance of debt	212,307	—
Payment of debt issuance costs	(6,122)	—
Repayment of revolving debt facility	—	(257,454)
Repayment of other debt obligations	(1,470)	—
Payments of obligations under finance leases	(531)	(1,278)
Proceeds from issuance of common stock upon exercise of stock options and warrants	—	403
Proceeds from reverse recapitalization and PIPE financing	—	815,184
Payment of transaction costs	—	(41,655)
Taxes paid related to the net share settlement of equity awards	(3,482)	—

Net cash provided by financing activities	200,702	515,200

Net (decrease) increase in cash, cash equivalents, and restricted cash	(183,378)	222,850
Cash, cash equivalents, and restricted cash, beginning of period	297,543	74,693

Cash, cash equivalents, and restricted cash, end of period	$114,165	$297,543

Supplemental disclosure of cash flow information:
Cash paid for interest	$68	$19,380
Non-cash investing and financing activities:
Payables and accrued liabilities related to purchases of property and equipment	$2,737	$8,658
Conversion of redeemable convertible preferred stock to common stock	$—	$1,812,678
Conversion of redeemable convertible preferred stock warrants to common stock warrants	$—	$7,267
Common stock issued in exchange for services associated with the reverse recapitalization	$—	$7,500
Common stock issued upon vesting of restricted stock units	$7,481	$726
Holdback related to acquisition	$—	$1,061
Change in right-of-use assets or property and equipment exchanged for lease obligations	$—	$1,094

VIEW, INC.

Selected Financials and Reconciliation of GAAP Measures to Non-GAAP Measures

(unaudited)

(in thousands)

	Three Months Ended December 31,		Fiscal Year Ended December 31,
	2022	2021	2022	2021
Cost of revenue
GAAP cost of revenue	$73,938	$57,097	$203,157	$194,714
Stock-based compensation	(652)	(1,469)	(1,777)	(4,930)
Non-cash warrants impact [1]	(1,636)	—	(1,636)	—

Non-GAAP cost of revenue	$71,650	$55,628	$199,744	$189,784

Research and development expense
GAAP Research and development expense	$14,163	$19,553	$70,320	$93,477
Stock-based compensation	(1,525)	(2,512)	(5,113)	(8,725)

Non-GAAP research and development expense	$12,638	$17,041	$65,207	$84,752

Selling, general, and administrative expense
GAAP selling, general, and administrative expense	$34,800	$36,670	$159,688	$131,214
Stock-based compensation	(11,770)	(14,432)	(65,893)	(59,965)

Non-GAAP selling, general, and administrative expense	$23,030	$22,238	$93,795	$71,249

Net loss
GAAP net loss	$(89,767)	$(79,070)	$(337,089)	$(342,978)
Impairment of goodwill	9,097	—	9,097	—
Stock-based compensation	13,947	18,413	72,783	73,620
Non-cash warrants impact [1]	2,043	—	2,043	—
Gain on fair value change, net	(773)	(5,865)	(7,285)	(24,290)
Loss on extinguishment of debt	—	—	—	10,018

Non-GAAP net loss	$(65,453)	$(66,522)	$(260,451)	$(283,630)

Adjusted EBITDA
GAAP loss from operations	$(87,760)	$(84,892)	$(340,934)	$(345,398)
Impairment of goodwill	9,097	—	9,097	—
Stock-based compensation	13,947	18,413	72,783	73,620
Non-cash warrants impact [1]	2,043	—	2,043	—

Non-GAAP loss from operations	(62,673)	(66,479)	(257,011)	(271,778)
Depreciation and amortization	6,158	6,556	23,955	41,757

Adjusted EBITDA	$(56,515)	$(59,923)	$(233,056)	$(230,021)

[1]

Related to the accounting for warrants issued to RXR FP (“RXR Warrants)” on October 25, 2022 which have been accounted for under U.S. GAAP as consideration payable to a customer and result in non-cash impacts to revenue and cost of revenue.